
October 16, 2020

Chip Cummings
Manager
Red Oak Capital Intermediate Income Fund, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

      **Re: Red Oak Capital Intermediate Income Fund, LLC**
          **Offering Statement on Form 1-A**
          **Response dated October 1, 2020**
          **File No. 024-11274**

Dear Mr. Cummings:

      We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Response dated October 1, 2020

General

1.    We note your response to comment 1 and that the Sponsored Funds may be Regulation A issuers. Please provide a detailed analysis about whether the funds from this offering should be aggregated with the Sponsored Funds that are Regulation A issuers from which you plan to acquire participation interests. In this regard, we note that you intend to invest in participation interests in loans in which a single fund sponsored by Red Oak Capital Group, LLC, your sponsor, is the majority participant and lead lender, thereby transferring proceeds from this offering to other Regulation A issuers.

      You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction